UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Longfei Zhou
Name:	Longfei Zhou
Title:	Chief Financial Officer

Date: April 28, 2015

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile’s “Special Committee” Announces Retention of Financial and Legal Advisors

Guangzhou, China, April 28, 2015 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced that the special committee of independent directors (the “Special Committee”) has retained Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor. The financial advisors and legal advisor to the Special Committee will assist it in, among other things, evaluating and determining the Company’s response to the non-binding “Going-Private” proposal (the “Proposal”) that the Company’s board of directors received on April 13, 2015 from Mr. Yuqiang Deng, chairman and chief executive officer, and Mr. Zhi Zhu, co-chief operating officer of Sungy Mobile.

The Company cautions its shareholders and others considering trading its securities that neither its board of directors nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by Mr. Yuqiang Deng, Mr. Zhi Zhu or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@gomo.com

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